# Care Angel, Inc.



# ANNUAL REPORT

1111 Brickell Avenue, FL 10

Miami, FL  33131

(800) 902-6435

www.careangel.com

This annual report is dated April 27, 2023

## BUSINESS

Care Angel is leading the evolution of virtual health solutions that focus on the continuous engagement of healthcare's sickest and costliest populations – the aging and the underserved. An area of healthcare where the needs of patients and their families are not often not being met.*  people that need chronic disease management, health and well being monitoring, population health, patient support, social and community support and condition specific engagement.

Care Angel provides a wide range of programs and services at a fraction of the cost of manual care management.  By deploying and AI and voice enabled virtual nurse assistant, Angel, brought to life through a HIPAA compliant online platform, deploys pre-built care plans tailored for client specific user cases.  Angel features speech recognition, that can quickly identify members that need support, helping to triage or transfer to live or self-serve resources based on severity and type of clinical or non-clinical support needed, for a true connected patient experience.

Care Angel is a data-rich solution that will contribute to solving the billion-dollar challenges facing US healthcare.  Its flexible, scalable, multi-modal platform is favorable to payer, provider, pharma, and other partnership clients, consumers and investors due to potential for a low-cost, per-member-per-month (PMPM) subscription model and revenue generating opportunities for our clients. With a value-based approach to care, a rapidly aging population, and demand for quality, efficiency and patient satisfaction for all stake-holders – now is an exceptional time for innovative technology solutions that bend the cost curve.

*https://www.grandviewresearch.com/press-release/global-population-health-management-phm-market

Chronic care management: Is the $50 billion market more hype than reality? http://www.healthcareitnews.com/news/chronic-care-management-50-billion-market-more-hype-reality

Population Health Management Industry Overview – PAGE 4 http://sage-growth.com/wp-content/uploads/2016/05/SGP-Quarterly-Report_5.19.16_11.pdf

Finding a Winning Business Model in Population Health Management http://www.hfma.org/anihandouts/xtbce9adrpp1/A03.pdf


**Previous Offerings**

Type of security sold: Convertible Note
Final amount sold: $6,538,371.25
Use of proceeds: Marketing and technology
Date: November 05, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000
Number of Securities Sold: 3,500,000
Use of proceeds: Marketing and Technology
Date: June 1, 2014
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $499,710
Number of Securities Sold: 1,884,615
Use of proceeds: Marketing and Technology
Date: June 1, 2014
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,666,667
Number of Securities Sold: 1,929,970
Use of proceeds: Administrative and Technology
Date:  July 8, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $200,000.00
Number of Securities Sold: 171,198
Use of proceeds: Marketing and Technology
Date: October 17, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 256,797
Use of proceeds: Marketing and Technology
Date: October 24, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class Common Stock A
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: November 14, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $25,110.00
Number of Securities Sold: 15,500
Use of proceeds: Marketing and Technology
Date: November 21, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 42,799
Use of proceeds: Marketing and Technology
Date: December 06, 2019
Offering exemption relied upon: 506(b)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,144.40
Number of Securities Sold: 214,440
Use of proceeds: Administrative
Date: October 07, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $44,628.58
Number of Securities Sold: 48,945
Use of proceeds: Technology
Date: April 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $857.76
Number of Securities Sold: 85,776
Use of proceeds: Administrative
Date: August 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 855,988
Use of proceeds: Marketing and Technology
Date: June 26, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $315,000.00
Number of Securities Sold: 194,443
Use of proceeds: Marketing and Technology
Date: April 07, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000.00
Number of Securities Sold: 256,797
Use of proceeds: Marketing and Technology
Date: October 27, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 41,494
Use of proceeds: Marketing and Technology
Date: January 27, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $51,930.68
Number of Securities Sold: 21,548
Use of proceeds: Marketing and Technology
Date: January 12, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $13,086.30
Number of Securities Sold: 5,430
Use of proceeds: Marketing and Technology
Date: February 26, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $500,000
Number of Securities Sold: 485,257
Use of proceeds: Marketing and Technology
Date: March 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $96,000
Number of Securities Sold: 81,355
Use of proceeds: Marketing and Technology
Date: April 1, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $17,744.83
Number of Securities Sold: 7,363
Use of proceeds: Marketing and Technology
Date: April 21, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $192,681.81
Number of Securities Sold: 79,951
Use of proceeds: Marketing and Technology
Date: April 21, 2021
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $600,000
Number of Securities Sold: 287,082
Use of proceeds: Marketing and Technology
Date: May 25, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,300,000
Number of Securities Sold: 622,008
Use of proceeds: Marketing and Technology
Date: June 24, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: July 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $300,000
Number of Securities Sold: 143,541
Use of proceeds: Marketing and Technology
Date: August 20, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $330,000
Number of Securities Sold: 157,895
Use of proceeds: Marketing and Technology
Date: September 6, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: October 21, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $175,000
Number of Securities Sold: 83,732
Use of proceeds: Marketing and Technology
Date: November 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Sold: 138,067
Use of proceeds: Marketing and Technology
Date: December 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0
Number of Securities Sold: 131
Use of proceeds: Marketing and Technology
Date: January 1, 2022
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 47,847
Use of proceeds: Marketing and Technology
Date: January 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $505,000
Number of Securities Sold: 241,628
Use of proceeds: Marketing and Technology
Date: February 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,587,000
Number of Securities Sold: 759,330
Use of proceeds: Marketing and Technology
Date: March 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $125,000
Number of Securities Sold: 59,809
Use of proceeds: Marketing and Technology
Date: April 20, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $290,000
Number of Securities Sold: 138,756
Use of proceeds: Marketing and Technology
Date: May 13, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000
Number of Securities Sold: 478,468
Use of proceeds: Marketing and Technology
Date: July 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $5,702.06
Number of Securities Sold: 2,366
Use of proceeds: Marketing and Technology
Date: July 1, 2022
Offering exemption relied upon: Reg CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $775,000
Number of Securities Sold: 370,812
Use of proceeds: Marketing and Technology
Date: August 25, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $150,000
Number of Securities Sold: 71,770
Use of proceeds: Marketing and Technology
Date: September 1, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $250,000
Number of Securities Sold: 119,617
Use of proceeds: Marketing and Technology
Date: October 27, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 47,847
Use of proceeds: Marketing and Technology
Date: November 21, 2022
Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The Company has not previously failed to comply with the requirements for Regulation Crowdfunding.


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OFERATIONS**

**Operating Results – 2022 Compared to 2021**

Circumstances which led to the performance of financial statements: Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue:

Revenue for the year 2022 was $1,1192,968 which represents a decrease 40.4% year over year 2021 with revenue of $2,001,567. This decrease was the result loosing a major program that was acquired with the onset of COVID-19.

Expenses:

Expenses in 2022 were $8,058,003, an increase of 45.0% from the reported expenses of $5,556,091 in year 2021. The expenses are mostly concentrated around development costs for new technology products and services and the recruiting of new professionals in the areas of technology and development. As a company in a startup stage, our expenses in these areas are necessary to build the required infrastructure related to our type of service.

Net Income (Loss):

Our net loss of $6,865,035 in year 2022 is higher as compare to net loss of $3,738,087 in year 2021 due to the increase in the resources needed in the areas of software & development and additional software services required to improve our infrastructure to meet the needs for present and future growth.

Historical results and cash flows:

From the early beginnings, Care Angel's disruptive business model and technology platform has made efficient use of funding from investors to be able to finance the company's operations. In 2019, the Company experienced growth of 1,174.9% from the prior year 2018. We observed growth in 2020 and 2021at a lesser rate due to the consequences of COVID-19 in the world.  In 2022 we experienced the loss of a significant program that started as the result of COVID 19. New logos are being pursued and new business will be engaged in 2023.

During the last years, like any new company, growing our human resources has been one of the most cash flow intensive expense in the Company. The company has hired highly trained professionals in the areas of technology, web development, marketing, and business development to create the structure required to successfully operate and grow our type of business. We continue searching for more capable professionals as we take the Company to the next level.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $293,659. [The Company intends to raise additional funds through an equity financing.]

**Debt**

No debt balance in 2022.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bud Flagstad

Positions and offices currently held with the issuer:

Position: Chief Executive Office

Dates of Service: December 19, 2014 - Present

Responsibilities: Responsible for overseeing the overall direction of the organization. Bud is primarily responsible for developing the strategies and policies required to ensure that the organization will meet the goals. Current annual compensation for this position is $300,000.

Other business experience in the past three years:

Employer: Seroclinix Corporation

Title: Principal

Dates of Service: March 01, 2020 - June 01, 2020

Responsibilities: Co-founder

Other business experience in the past three years:

Employer: United Health Group

Title: Senior Vice President

Dates of Service: February 02, 2012 - March 01, 2020

Responsibilities: Led Software Innovation and Technical Product Services

Other business experience in the past three years:

Employer: ltiliti Health

Title: Advisor

Dates of Service: April 01, 2021 - Present

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Other business experience in the past three years:

Employer: MicroDx

Title: Executive Chairman

Dates of Service: June 01, 2020 - April 01, 2021

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Other business experience in the past three years:

Employer: RapidSOS

Title: Advisor

Dates of Service: July 01, 2020 - April 01, 2021

Responsibilities: Strategic planning, partnerships, M&A, raising capital

Name: Jason Hendeles

Jason Hendeles's current primary role is with Investor. Jason Hendeles currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 01, 2014 - Present

Responsibilities: Board Member

Name: Patrick M Byrne

Patrick M Byrne's current primary role is with Zappix (LogoDial Ltd.). Patrick M Byrne currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 22, 2020 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Livingston International

Title: Board Director

Dates of Service: January 01, 2011 - March 31, 2019

Responsibilities: Board Director

Other business experience in the past three years:

Employer: PetPace LLC

Title: Advisory Board Member

Dates of Service: July 01, 2013 - Present

Responsibilities: Advisory Board Member

Other business experience in the past three years:

Employer: Zappix (LogoDial Ltd.)

Title: Board Director

Dates of Service: August 01, 2013 - Present

Responsibilities: Board Director

Name: Steven Penn

Steven Penn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer/ Chief Operating Office

Dates of Service: September 1, 2021 - Present

Responsibilities: Responsible for overseeing the overall financial and operational direction of the organization. Current annual compensation for this position is $250,000.

Other business experience in the past three years:

Employer: US Bank

Title: SVP Finance - Technology and Operations

Dates of Service: April 1, 2019 - August 31, 2021

Responsibilities: Financial and operational support to the Enterprise's technology, digital and organizations including strategic planning, forecasting, budgeting, M&A support & vendor management. Helping the Enterprise modernize by shifting focus to innovative, flexible solutions to continue to provide the best services and solutions to our customers now and into the future. Financial and operational support to the Enterprise's technology, digital and organizations including strategic planning, forecasting, budgeting, M&A support & vendor management. Helping the Enterprise modernize by shifting focus to innovative, flexible solutions to continue to provide the best services and solutions to our customers now and into the future.

Other business experience in the past three years:

Employer: UnitedHealth Group

Title: SVP Operations - Innovation, Research & Development

Dates of Service: January 02, 2006 - March 31, 2019

Responsibilities: Member of the Innovation senior leadership team responsible for planning, reporting and metrics designed to help our team pursue innovative solutions in a rapid and flexible manner.

Additional responsibilities include:
-Global Innovative Solutions
-M&A due diligence
-Strategic partnership assessments
-Cultivation of strategic relationships across the vertical

Other business experience in the past three years:

Employer: University of Minnesota - Carlson School of Management

Title: Board President, Business Analytics Program Board

Dates of Service: January 01, 2015 - Present

Responsibilities: Shape data science curriculum and promote program

Other business experience in the past three years:

Employer: Optum / UnitedHealth Group

Title: Board Member

Dates of Service: January 01, 2011 - Present

Responsibilities: Board member for 3 international legal entities/ captives in India, Ireland and the Philippines, with oversight for strategic planning, tax assessments and local country financial requirement/ compliance needs.

Name: Nicholas Martin.
Nicholas Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Information Officer

Dates of Service: July 6, 2021 - Present

Responsibilities: Responsible for overseeing the overall technology and development direction of the organization. Current annual compensation for this position is $250,000.

Other business experience in the past three years:

Employer: DuPage Medical Group

Title: Chief Technology Officer

Dates of Service: May 1, 2018 - March 31, 2021

Responsibilities: As a leader on the executive management team, transformed the organization's technology footprint with a cloud first approach. By modernizing across the IT organization, it has enabled increased both organic and acquisition growth, improved patient engagement via digital channels, data transparency and improved physician efficiency. In response to a health care crisis, served as CIO for an alternative care facility deployed to serve the Chicago metropolitan area impacted by COVID-19, while, at the same time, delivering enterprise-wide collaboration tools, and telehealth technology to support the growth of telehealth visits from 1,500 annually to more than 900 daily. As a leader on the executive management team, transformed the organization's technology footprint with a cloud first approach. By modernizing across the IT organization, it has enabled increased both organic and acquisition growth, improved patient engagement via digital channels, data transparency and improved physician efficiency. In response to a health care crisis, served as CIO for an alternative care facility deployed to serve the Chicago metropolitan area impacted by COVID-19, while, at the same time, delivering enterprise-wide collaboration tools, and telehealth technology to support the growth of telehealth visits from 1,500 annually to more than 900 daily.

Other business experience in the past three years:

Employer: Optum International

Title: Chief Information Officer

Dates of Service: November 02, 2015 - May 31, 2017

Responsibilities: As a key member of the Executive Management team, directed all aspects of technology from desktop support to infrastructure to application development. Managed

technology plan to enable improved healthcare delivery in the multiple countries.

**PRINCIPAL SECURITY HOLDERS**

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 24.53

Title of class: Class B Common Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 48,945

Percent of class: 24.53

Title of class: Series Seed Preferred Stock

Stockholder Name: A Technology Company, Inc. (Solely owned by Jason Hendeles)

Amount and nature of Beneficial ownership: 1,662,120

Percent of class: 24.53

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Class A Common Stock , Class B Common Stock, and Series Seed Preferred Stock.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 17,991,227 outstanding.

Voting Rights

1 vote per share Material Rights
The total amount outstanding on a fully diluted basis includes 13,837,696 shares issued, 3,153,531 shares reserved pursuant to a stock option plan, and 1,000,000 shares to be issued pursuant to outstanding warrants.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 754,456 outstanding.

Voting Rights
There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 10,000,000 with a total of 6,650,901 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the description and judgement of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.
These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Our SmartCare platform continues to evolve and expand its capabilities to meet demand and stay ahead of the market. Generally speaking, delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological challenges, changes in the market, and regulatory hurdles. Although we don't anticipate any major occurrence, any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Care Angel was formed on March 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Care Angel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.

The Company was formed in 2014 and has grown revenues more than 1,000% since going to market in 2017. We expect to continue to grow very quickly. If you are investing in this company, it's because you think that Care Angel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and although we believe it will be profitable starting in 2023, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. It also has patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The Company intends to continued to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable cost associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

The company has made considerable investments in our security and has partnered with Azure cloud in order to help secure our technological assets. Although we take every precaution possible, there is no organization that is not vulnerable to hackers. Further, any significant disruption in service on Care Angel's or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Care Angel's could harm our reputation and materially negatively impact our financial condition and business. The company is currently undergoing HITRUST certification which is the highest security certification in the market.

Healthcare Industry

Healthcare market has numerous opportunities and also inherent risks. It is the largest part of GDP for any economy around the world. Although the company believes it is uniquely positioned to take advantage of the massive market opportunities available to its revolutionary platform, there are many risks that the company must maneuver. Some of these risks include competition, government regulations that may affect our services, technological challenges, compliance to standards such as HIPAA, HITRUST and cyber security, among others.

COVID-19

The Company's core offering solutions are being used by the largest insurance in the world to manage at risk populations. The COVID-19 pandemic expanded the market for our solutions exponentially to engage and manage populations using our on demand workforce of AI powered virtual nurse assistants. We believe COVID-19 provides many opportunities globally that were not existent to the Company before the COVID-19 pandemic outbreak. These may generate millions of dollars in the short term and potentially in the long-term, but there is no guarantee and there is the risk that eventually the COViD-19 outbreak will be controlled and those additional revenue opportunities may not be available.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;

(2)     to an accredited investor;

(3)     as part of an offering registered with the SEC; or

(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

**Care Angel, Inc.**

By     *Karsten "Bud" Flagstad*

Name: Bud Flagstad

Title:   Chief Executive Officer

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Exhibit A

**FINANCIAL STATEMENTS**

---

# CARE ANGEL, INC.

*(a Delaware corporation)*

Unaudited Financial Statements for the calendar

Years Ended December 31, 2022 and 2021

**CARE ANGEL, INC.**
**BALANCE SHEET**
**As of December 31, 2022 and 2021**
**(Unaudited)**

| | 2022 | 2021 |
|---|---|---|
| **Assets** | | |
| Current Assets | | |
| Cash & Cash Equivalents | $ 293,659 | $ 902,186 |
| Accounts Receivable | 58,481 | 251,427 |
| Other Current Assets | 13,796 | 133,498 |
| Total Current Assets | 365,936 | 1,287,111 |
| Fixed Assets, net of accumulated depreciation | - | - |
| Start Up Costs, net of accumulated amortization | 504,461 | 563,845 |
| Deposits | 26,783 | 26,783 |
| Total Assets | $ 897,180 | $ 1,877,739 |
| | | |
| **Liabilities & Owner's Equity** | | |
| Current Liabilites | | |
| Accounts and credit cards payable | $ 559,671 | $ 164,366 |
| Other Current Liabilities | 468,032 | 465,610 |
| Total Current Liabilities | 1,027,703 | 629,975 |
| Total Liabilities | 1,027,703 | 629,975 |
| Owner's Equity | | |
| Additional Paid In-Stock Option | 1,041,645 | 941,318.56 |
| Common Stock, Class A (30,000,000 shares authorized, 11,464.849 and 9,166,406 shares issued and outstanding as of December 31, 2021 and 2020, respectively) | 13,346,032 | 8,458,330 |
| Common Stock, Class B (10,000,000 and 10,000,000 shares authorized, 754,456 and 754,456 shares issued and outstanding as of December 31, 2021 and 2020, respectively) | 47,631 | 47,631 |
| Preferred Stock, Series Seed (10,000,000 and 10,000,000 shares authorized, 6,650,901 and 6,650,901 shares issued and outstanding as of December 31, 2021 and 2020, respectively) | 6,538,371 | 6,538,370.92 |
| Retained deficit | (21,104,201) | (14,737,887) |
| Total Owner's Equity | (130,522) | 1,247,763 |
| Total Liabilities and Owners' Equity | $ 897,180 | $ 1,877,739 |

**CARE ANGEL, INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 32, 2021 and 2021**
**(Unaudited)**

|  | 2022 | 2021 |
|---|---|---|
| Revenues, net | $ 1,192,968 | $ 2,001,567 |
| Cost of Goods Sold | 1,161,915 | 1,437,383 |
| Gross Profit | 31,052 | 564,184 |
| Operating expenses |  |  |
| Selling, general and administrative | 6,808,537 | 4,074,329 |
| Marketing | 36,772 | 44,379 |
| Total Operating Expenses | 6,845,308 | 4,118,708 |
| Net Operating Income (Loss) | (6,814,256) | (3,554,524) |
| Interest income (expense), net | 2,989 | (6,799) |
| Amortization and depreciation | (59,384) | (285,396) |
| Other income (expense), net | 5,617 | 108,633 |
| Tax provision (benefit) | - | - |
| Net Income (Loss) | $ (6,865,035) | $ (3,738,087) |

## CARE ANGEL, INC.
## STATEMENT OF CASH FLOWS
### For Years Ending December 31, 2022 and 2021
### (Unaudited)

| | 2022 | 2021 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (6,865,035) | $ (3,738,087) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Add: Depreciation and amortization | 59,384 | 60,337 |
| Add: Employee Stock Options Vesting | 599,047 | 293,175 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | 192,945 | (215,593) |
| (Increase) Decrease in other current assets | 119,702 | (103,377) |
| Increase (Decrease) in accounts and credit cards payable | 395,305 | 102,204 |
| Increase (Decrease) in other current liabilities | 2,422 | 364,270 |
| | | |
| Net cash used in operating activities | (5,496,229) | (3,237,071) |
| | | |
| **Investing Activities** | | |
| Purchase of fixed assets | - | (37,287) |
| Costs of software and development | - | 460,102 |
| Loan Repayment | - | (105,203) |
| | | |
| Net cash used in operating activities | - | 317,612 |
| | | |
| **Financing Activities** | | |
| Proceeds from share issuances | 4,887,702 | 3,933,269 |
| Proceeds from PPP Loan | - | (154,240) |
| | | |
| Net change in cash from financing activities | 4,887,702 | 3,779,029 |
| | | |
| Net change in cash and cash equivalents | (608,527) | 859,569 |
| | | |
| Cash and cash equivalents at beginning of period | 902,186 | 42,617 |
| Cash and cash equivalents at end of period | $ 293,659 | $ 902,186 |

## CARE ANGEL, INC.
### STATEMENT OF OWNERS' EQUITY
### For Years Ending December 31, 2022 and 2021
### (Unaudited)

| | Common Stock, Class A | | Common Stock, Class B | | Series Seed Preferred | | Additional Paid In | Retained Earnings/(Deficit) | Total Owner's Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | # Shares | $ | # Shares | $ | # Shares | $ | | | |
| **Balance as of January 1, 2021** | 9,200,871 $ | 4,231,887 | 754,456 $ | 47,631 | 6,650,901 $ | 6,538,371 $ | 861,535 $ | (11,069,437) $ | 609,987 |
| Stock issuances | 609,165 | 646,000 | | | | | | | 646,000 |
| Bridge Funding | 1,574,986 | 3,305,000 | | | | | | | 3,305,000 |
| Crowdfunding | 114,292 | 275,443 | | | | | | | 275,443 |
| Prior Period Adjustment | | | | | | | | (143,754) | (143,754) |
| Net Income (Loss) | | | | | | | | (3,738,087) | (3,738,087) |
| Additional Paid In | | | | | | | 79,783 | 213,392 | 293,175 |
| **Balance as of December 31, 2021** | 11,499,314 $ | 8,458,330 | 754,456 $ | 47,631 | 6,650,901 $ | 6,538,371 $ | 941,319 $ | (14,737,887) $ | 1,247,763 |
| Stock issuances | | | | | | | | | - |
| Bridge Funding | 2,335,885 | 4,882,000 | | | | | | | 4,882,000 |
| Crowdfunding | 2,497 | 5,702 | | | | | | | 5,702 |
| Prior Period Adjustment | | | | | | | | | - |
| Net Income (Loss) | | | | | | | | (6,865,035) | (6,865,035) |
| Additional Paid In | | | | | | | 100,326 | 498,721 | 599,047 |
| **Balance as of December 31, 2022** | 13,837,696 $ | 13,346,032 | 754,456 $ | 47,631 | 6,650,901 $ | 6,538,371 $ | 1,041,645 $ | (21,104,201) $ | (130,522) |

I, Karsten "Bud" Flagstad the CEO of Care Angel, Inc., hereby certify that the financial statements of Care Angel, Inc. for the periods ending December 31, 2021, and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Care Angel, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2023.

_____
Karsten "Bud" Flagstad
CEO

April 27, 2023